UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The document contained in Exhibit 99.1 of this Form 6-K is incorporated by reference in the Registration Statement on Form F-10 (Registration No. 333-290499) filed by the registrant with the Securities and Exchange Commission.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Underwriting Agreement, dated September 1, 2026, among Manulife Financial Corporation and the underwriters named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Scott MacIntosh
	Name:	Scott MacIntosh
	Title:	Assistant Corporate Secretary

Date: September 2, 2026